Exhibit (h)(4)

VALUE LINE CORE BOND FUND

AMENDMENT TO

FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

This Amendment, effective as of May 1, 2019, amends the Fee Waiver and Expense Reimbursement Agreement dated June 15, 2017, as amended from time to time (the “Agreement”), among EULAV Asset Management (the “Adviser”), EULAV Securities LLC (the “Distributor”), and the Value Line Core Bond Fund (the “Fund”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, Section 1.2 of the Agreement establishes an Operating Expense Limit for the Fund at an annualized rate of 0.99% of the Fund’s average daily net assets;

WHEREAS, the Adviser and the Distributor desire to increase the amounts they waive, and the Adviser reimburses, as necessary to reduce the rate of the Operating Expense Limit from 0.99% to 0.90%;

WHEREAS, Section 2 of the Agreement permits the Term of the Applicable Expense Limit under the Agreement to be continued from year to year unless the Adviser and the Distributor unanimously agree not to so continue the Term of the Agreement; and

WHEREAS, the Adviser and the Distributor desire to extend the Term of the Applicable Expense Limit under the Agreement to June 30, 2020.

NOW, THEREFORE, in consideration of the mutual promises set forth in the Agreement and this Amendment, the Adviser and Distributor hereby agree as follows:

1.            Section 1.2 is hereby deleted in its entirety and replaced with the following:

Operating Expense Limit. The maximum Operating Expense Limit in any year with respect to the Fund shall be a rate, calculated as an annualized percentage of the Fund’s average daily net assets and equal to: (1) 0.99% in periods prior to May 1, 2019; and (2) 0.90% in periods beginning on May 1, 2019.

Notwithstanding the foregoing, for purposes of calculating recoupment under Section 1.3 which permits recovery only to the extent that Operating Expenses (including recoupment) will not exceed the Operating Expense Limit, the applicable Operating Expense Limit shall be the lower of: (a) the Operating Expense Limit in effect at the time of recoupment; and (b) the Operating Expense Limit in effect in the period when the Prior Expense was waived, reimbursed or assumed.

2.            The first sentence of Section 2 is hereby deleted in its entirety and replaced with the following:

The term (“Term”) of the Applicable Expense Limit under this Agreement shall begin on July 15, 2015 and end on June 30, 2020.

3.            Except as provided herein, the Agreement shall remain in full force and effect in accordance with its terms. This Amendment and the Agreement constitute the full and complete agreement of the parties hereto with respect to the subject matter hereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed with effect as of the day and year first above written.

EULAV Asset Management

By:	/s/ Mitchell E. Appel
Name:	Mitchell E. Appel
Title:	President

EULAV Securities LLC

By:	/s/ Mitchell E. Appel
Name:	Mitchell E. Appel
Title:	President

- 3 -